Filed by Sycamore Networks, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Allen Organ Co.

Commission File No. 000-00275

This filing relates to a planned merger (the “Merger”) between Sycamore Networks, Inc. (“Sycamore”) and Allen Organ Company (“Allen Organ”) pursuant to the terms of an Agreement and Plan of Merger, dated as of April 12, 2006 (the “Merger Agreement”), by and among Sycamore, Bach Group LLC, Allen Organ, MusicCo, LLC, LandCo Real Estate, LLC, AOC Acquisition, Inc. and the representative of the holders of capital stock of Allen Organ. The Merger Agreement is on file with the U.S. Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Sycamore on April 12, 2006, and is incorporated by reference into this filing.

The following transcript relates to an analyst conference call held on April 12, 2006 in connection with Sycamore Network’s announcement of its proposed acquisition of Eastern Research and made available on Sycamore Network’s website.

FINAL TRANSCRIPT

Sycamore Networks, Inc.

April 12, 2006

Operator

Ladies and gentlemen, thank you for standing by. Welcome to the Sycamore acquires Eastern Research conference call. During the presentation, all participants will be in a listen-only mode. Afterwards, we will conduct a question and answer session. At that time, if you have a question, please press the one follow by the four on your telephone. If at any time during the conference you need to reach an operator, please press star zero. As a reminder, this conference is being recorded today Wednesday, Apri112, 2006. I would now like to turn the conference over to Mr. Scott Larson. Please go ahead, sir.

Scott Larson, Sycamore Networks

Good afternoon ladies and gentlemen. Thank you all for joining us to discuss Sycamore’s agreement announced after the close of market today to acquire Eastern Research. With me today from Sycamore Networks are Dan Smith, our President and CEO and Rick Gaynor, our CFO. During the Q&A session we will also be joined by Kevin Oye, Sycamore’s vice president of systems and technology.

If you have not seen the press release, it is available on our website at www.sycamorenet.com.

Before I turn the call over to Dan and Rick, I would like to remind you that except for historical information, certain matters discussed during this call may be considered forward-looking statements that involve risks and uncertainties. The Company’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors that are contained in today’s press release and in the most recent reports on Form 10-K and Form 10-Q filed by the Company with the Securities and Exchange Commission. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future results or otherwise.

Sycamore intends to file with the SEC a prospectus and proxy statement and other relevant materials in connection with the proposed transactions. The prospectus and proxy statement will be mailed to the stockholders of Allen Organ and Eastern Research. Investors and security holders of Allen Organ and Eastern Research are urged to read the prospectus and proxy statement and the other relevant materials when they become available because they will contain important information about Sycamore, Allen Organ, Eastern Research and the proposed transactions. The prospectus and proxy statement and other relevant materials (when they become available), and any other documents filed by Sycamore with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Sycamore by contacting Sycamore Investor Relations at 978-250-3460. Investors and security holders may obtain free copies of certain relevant documents from Allen Organ by contacting Allen Organ Investor Relations at 610-966-2202. Investors and security holders of Allen Organ and Eastern Research are urged to read the prospectus and proxy statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transactions.

With that said, I’ll now turn the call over to Dan Smith.

Daniel Smith

Thanks, Scott. And good afternoon everyone. We appreciate you joining us for this call on such short notice.

As announced in our press release this afternoon, Sycamore has signed a definitive agreement to acquire Eastern Research, an innovative provider of network access solutions for mobile operators, fixed-line service providers and large private enterprises.

Adding Eastern’s products, technology and outstanding employees will enable Sycamore to expand our Tier 1 customer footprint, diversify our overall customer base, and expand the markets and applications we serve. In addition, we expect this acquisition to add to our competitive strengths and create enhanced value for our customers and prospects by extending Sycamore’s proven intelligent networking capabilities to the network edge. We look forward to welcoming employees of Eastern to the Sycamore team.

The transaction is valued at approximately $92.5 million, consisting of $8 million in cash and 17.8 million shares, subject to certain closing adjustments and collar provisions. As noted in the press release, Eastern Research is a subsidiary of Allen Organ Company, and the acquisition is part of a multi-step transaction that includes the corporate reorganization of the Allen Organ group of companies. A portion of the stock consideration to be paid by Sycamore will be paid to minority stockholders of Eastern Research in the corporate reorganization. We anticipate the addition of Eastern will be accretive within 12 months of closing, which we expect to be completed this summer. Later in the call Rick will provide greater detail on the terms and financial aspects of the transaction.

We understand there has been and remains a great deal of interest in Sycamore’s future direction. I would like to take a moment to discuss the strategic rationale behind the acquisition, and how this move fits into our thinking.

As we all know, the telecom industry has experienced unprecedented change and uncertainty during the past several years. Although the repercussions of the telecom downturn are still reverberating in the industry, we are beginning to see certain market trends and drivers that reflect increased signs of stability and new opportunities for growth. The market recovery is largely being driven by increased demand for broadband networking applications around the world. Emerging consumer and business applications such as broadband wireless, content-rich multimedia, IPTV, video-on-demand, and interactive gaming, are examples of trends that are driving change in both wireless and wireline networks. While the adoption of broadband networking has been underway for several years now, we believe the pace of adoption is accelerating as a result of these new drivers, creating new requirements and opportunities across multiple segments of wireline and wireless service providers, as well as large private enterprises and government agency networks.

We believe other industry trends such as the consolidation of service providers and the promise of a clearer direction for the regulatory environment in the U.S., should serve to encourage increased investments in network infrastructure equipment.

As service providers and large enterprises confront the challenges of optimizing their wireline and wireless networks to support increased demand for broadband applications, new requirements and new opportunities will emerge.

We believe Sycamore’s core strengths place us in a unique position to capitalize on some of these opportunities and increase shareholder value by extending the reach of our well-proven intelligent networking solutions.

Sycamore’s core strengths include a long-standing and well-respected reputation for technical innovation, a prestigious set of Tier 1 customers, an outstanding team of employees distinguished for their talent and dedication, and perhaps the strongest balance sheet in our industry with nearly 1 billion dollars in cash and no debt. These core strengths have been instrumental in our success in establishing market leadership in the core optical switching market segment. Despite modest growth in this segment during the past several years, and an intensely competitive environment dominated by incumbent suppliers, Sycamore successfully competed for many of the industry’s most prominent core optical switching opportunities, including optical network deployments at Sprint, Vodafone, KT, and the U.S. Department of Defense.

With a long-standing presence in the core of these networks, our wireline and wireless customers have come to rely on Sycamore’s proven technology and intelligent networking expertise to support a broad range of revenue-generating services and applications. Our innovative solutions also enable our customers to pragmatically transition from traditional to advanced network architectures while ensuring carrier-class performance and reliability. The Tier 1 network operators that have chosen Sycamore for their core infrastructure have put in place a proven foundation that will enable them to efficiently scale as their networks evolve to support more dynamic, high-quality broadband services. This proven foundation is built on the strength of our technology assets, including unmatched systems scalability, simultaneous support for best in class ring functionality and advanced optical mesh networking on the same platform, and established market leadership in intelligent control plane technologies such as GMPLS and ASON.

As broadband drives new requirements for wireline and wireless networks, we believe there is opportunity to extend the reach of our intelligent networking expertise and proven technology assets to a broader mix of network applications and market segments. The acquisition of Eastern Research is a first step towards leveraging our core strengths to offer a more comprehensive suite of solutions optimized for emerging broadband networks.

Before I turn the call over to Rick, I’d like to take a few minutes to give you some additional background on Eastern Research and discuss our plans for integration.

Eastern Research is a leading supplier of network access solutions with thousands of systems installed worldwide and a customer base that includes major Tier 1 fixed line and mobile network operators, utility companies, government agencies, and military networks. Representative customers include Telstra and the Federal Aviation Administration through their strategic partnership with Harris Corporation.

The company’s portfolio of field-proven access solutions includes multiservice cross-connects and access gateways that help carriers optimize network infrastructure and deploy new services while improving performance and reliability. With no overlap between Eastern and Sycamore product sets, the acquisition significantly expands Sycamore’s addressable market, and provides the opportunity to extend our industry-leading software networking expertise to access products that optimize and manage bandwidth at the network edge.

Based in New Jersey, Eastern Research has approximately 250 employees. With demonstrated expertise in the field of access networking, Eastern’s employees will enhance and complement the depth of talent at Sycamore.

Successfully integrating the two organizations into a high-performance, unified entity is a priority shared by executives at both companies. We will move quickly to form the integration planning team and, upon closing, complete the integration process as quickly as possible. The management teams at both companies have the highest level of confidence in our ability to successfully execute this critical step in completing the merger.

Throughout the integration planning process we will continue to maintain unwavering focus on meeting the needs of our customers.

While we do expect to realize certain cost synergies, the primary goal of this initiative is to leverage the talent of both teams, quickly integrate the product portfolios, and deliver a more comprehensive solution to our customers by extending our intelligent networking expertise to the network edge. With that, I will turn the call over to Rick and then share some concluding remarks before taking your questions.

Richard Gaynor

Thanks Dan.

I’d like to review the key terms of the transaction and the deal structure, and I’ll also provide some high level financial information about Eastern Research.

The transaction has an approximate consideration of $92.5 million, consisting of $8 million in cash and 17.8 million shares of Sycamore stock, subject to certain closing adjustments and collar provisions. The number of shares to be issued was determined based on a pre-signing average stock price of $4.75, calculated over the 15 consecutive trading days ending April 5, 2006. I will explain the mechanics of the collar in more detail later.

Let’s talk about key aspects of this multi-step transaction. As was noted in the press release, Eastern Research is a majority-owned subsidiary of Allen Organ. Under the terms of the agreement,

Allen Organ will spin off assets and operations not related to Eastern Research to newly formed entities and will undertake an inter-company merger which will result in Allen Organ indirectly owning all of the outstanding shares of Eastern Research. Sycamore will then acquire Allen Organ and its sole remaining operating subsidiary, Eastern Research.

We expect this transaction to qualify as a tax-free reorganization benefiting both Sycamore and Allen Organ shareholders. The transaction is subject to closing conditions, including but not limited to, approval by the shareholders of Allen Organ, Sycamore’s registration statement being declared effective by the Securities and Exchange Commission, approval under Hart Scott Rodino and any other required regulatory approvals. Based on the timelines associated with various approvals, we expect the transaction to close in the summer. Until the transaction is complete, both companies will continue to operate as independent companies.

Now on to the specifics of the collar. Under the terms of the collar provision, a pre-closing average will be calculated based on the average price of Sycamore’s common stock over the 15 consecutive trading days ending five days prior to closing. If Sycamore’s pre-closing average stock price is within a 10 percent band above or below the pre-signing average price of $4.75 per share, there will be no change in the number of shares included in the consideration. However, if Sycamore’s pre-closing average price is less than $4.28 per share or greater than $5.23 per share, then the number of shares will be recalculated to reflect the amount by which the average stock price is outside of the collar limit. In addition, if Sycamore’s pre-closing average is less than $4.28 per share, Sycamore has the right, at its discretion, to substitute cash for stock to satisfy the additional consideration to be paid. Furthermore, if the pre-closing average is less than $3.33 per share, Sycamore has the option to terminate the transaction.

It is premature to discuss in detail the financial impact of the combination until after the close but we currently expect the acquisition, to become accretive within 12 months of closing, excluding purchase accounting adjustments, FAS 123R charges associated with the issuance of additional options to Eastern Research employees, and other one-time merger related charges.

Now I’d like to give you a little more background on Eastern Research. Revenue for Eastern Research’s fiscal year ending December 31st 2005 was approximately $62 million with a gross margin of 62%, and revenue for 2004 was approximately $55 million with a gross margin of 58%. The company was profitable on a net and operating basis in 2005 and 2004.

Eastern has a large global installed base that includes wireline and wireless service providers, utility companies, government agencies, and military networks. In calendar year 2005 83% of revenue was domestic, their top four customers represented approximately 52% of revenue, and approximately 60 customers individually contributed more than $100 thousand in revenue. In addition, 83% of revenue during this period was direct and the remainder through distributors, resellers and strategic partners.

Their access networking products lines are complementary to our optical switching product portfolio and we plan to continue to sell and support all of Eastern’s current product set. In addition, we plan to continue development of their current engineering initiatives that we believe are key to future revenue growth. Eastern Research will bring approximately 250 employees to Sycamore, the majority of whom are located in Moorestown, New Jersey.

In summary, based on Eastern Research’s calendar year 2005 revenue compared to our most comparable four quarters, we would be adding significant revenues to our top line, with minimal cash impact to our balance sheet. In addition, Eastern Research will bring us key talent, significantly expand our customer base and greatly increase our technology portfolio.

We understand you may have additional questions, however due to the fact that both companies will continue to operate as independent entities until the close, we will not be sharing additional information until that time.

With that, I’ll turn it back over to Dan.

Daniel Smith

Thanks, Rick.

In summary, the addition of Eastern Research’s products and technology will enable Sycamore to expand our Tier 1 customer footprint, diversify our overall customer base, and expands the markets and applications we can serve. Both companies have excelled at delivering proven, high-value solutions to industry-leading network operators around the world, and our shared commitment to technical excellence and customer-focus will continue in the combined entity. The combined talent of the two companies will enable us to offer our customers a more powerful set of carrier-class intelligent networking solutions. Speaking on behalf of all of us at Sycamore, we eagerly look forward to the employees of Eastern Research joining us on our mission to deliver the most advanced networking solutions to wireline and wireless network operators around the world.

At this point I will to turn the call back to Scott Larson to initiate the question and answer session.

Scott Larson

Thank you, Dan.

Operator, if we could begin the conference call Q&A, I’d appreciate it.

I will also ask participants to limit their questions to one, as well as one follow-up.

Operator…

Operator

Thank you sir. Ladies and gentlemen, if you would like to register a question, please press the one followed by the four on your telephone. You will hear a three-tone prompt to acknowledge your request. If your question has been answered and you would like to withdraw your registration, please press the one followed by the three. If you are using a speakerphone, please lift your handset before entering your request. Our first question comes from the line of Hasan Imam, Thomas Weisel Partners. Please proceed with your question.

Hasan Imam, Thomas Weisel

Thank you. My first question is on the use of equity for the transaction with a billion dollars in cash, I’m a little baffled by the amount of stock you’re using for this transaction. Why wouldn’t you use maybe 10% of your cash and save shareholders the dilution?

Richard Gaynor, Sycamore Networks

Good evening, Hasan. The deal was structured in this manner in order to qualify as a tax-free reorganization to the shareholders of Allen Organ. Sycamore benefited from this structure as well in terms of consideration. And we were able to use our stock as currency and reserve our cash balance for future steps that we may choose to take. So, the reason was tax-free reorganization, which we think had direct benefits for Allen Organ and indirect benefits for us.

Hasan Imam, Thomas Weisel

Okay. And then in terms of the products — we don’t have a lot of details, but I guess, you know cross connects and multiservice edge are products within that portfolio. Aren’t those conceivably areas that you could have expanded into yourself if you were investing internally in R&D, so I guess the question is why buy versus build?

Daniel Smith, Sycamore Networks

You’re correct, Hasan, that there is that decision always to buy versus build and I think the decision to buy and join forces with Eastern was based on the fact that they’ve got a strong team of people with significant expertise in this area, and three, significant customer set. And when you trade off time versus those assets, that’s really where the decision comes out to buy, as you put it, as opposed to build it internally.

Hasan Imam, Thomas Weisel

Okay. Thank you.

Operator

Our next question comes from the line of Todd Koffman from Raymond James. Please proceed with your question.

Todd Koffman, Raymond James

You cited that Eastern’s products have been deployed in both wireline and wireless carriers. Can you give some feel of how much exposure they have to the wireless side? And then, separately, as it relates to the product set of Sycamore versus the product set of Eastern Research, is there any complementary nature in terms of one set of products pulling through the other, etc? Thank you?

Daniel Smith, Sycamore Networks

Todd, I’ll take the first part of it and I’ll ask Kevin to step in to talk about the second piece of that. There is significant exposure within Eastern to wireless customers and approximately, roughly a third of their revenues come from wireless customers and deployed in wireless applications. And we believe, not only in the strong presence today, but we think there’s significant opportunities to grow going forward in wireless applications. Now, I’ll ask Kevin to jump in and handle the second part.

Kevin Oye, Sycamore Networks

Todd, with regard to the complementary nature of the product sets, you can think of us as best being positioned in the core of networks, with the size and scale of networks that we build with our optical switches, we tend to be in the core and the backbone elements of our customer networks. Eastern tends to be more towards the access side of networks, in other words, toward the edge of the network. And the opportunity that we see as a combined entity is to create a holistic solution then that takes and extends the kind of intelligence and flexibility that we’ve incorporated in our optical core solutions and the ease of use that comes with that and extend it out to the network edge for both wireless and wireline carriers.

Operator

Our next question comes from the line of Tim Savageaux from Merriman, please proceed with your question.

Tim Savageaux, Merriman

Hi, good afternoon. I guess one question and one follow up. With regard to the, sort of, direction of the acquisition and the network, should we take this as some sort of statement about your feelings about, sort of, Sycamore in the press release is described as a leader in optical networking. This is clearly a step, not quite in the same direction. So what can we conclude about your views about your current core business, both the current pace of business and the opportunities there and by your move outside the unit here — or sorry, your move outside the area here. And then I’ll follow up with a further question.

Daniel Smith, Sycamore Networks

Okay, well, let me start out in question in the sense of, one, we’ve, over the past several years, we’ve made significant progress in the core optical networking business. We’ve won significant new networks in tier 1 providers on a global basis, so I think we’ve demonstrated technology leadership above and beyond any other participant in that marketplace. And I think we have a significant position within which to grow in that space. I think we’ve been quite direct in communicating to people for some time that the growth in that segment will continue, but it will be relatively modest. And I think the — but nonetheless, it’s an important component of the story going forward. I think as we’ve covered in our prepared remarks at the beginning, broadband is really driving the new investments and networks both on a wireless, as well as a wireline basis, and we see this move as absolutely part of that trend. And we’re responding to the broadband wave, if you will, through our core networking technology. It happens to utilize optical technology, and this move also corresponds to the broadband wave, but particularly at the edge of the network. Maybe, Kevin, if you want to add something to that.

Kevin Oye, Sycamore Networks

Tim, it’s kind of cool, if you stand back and look at where we’ve come in the last three years. We’ve actually been solving for our customers, the ability to deliver fairly fat pipes, ie. Broadband pipes, for our network operators in the core. Typically when we think about a network interface, and our optical switches and our networks performing, low speed interface would be 155 megabytes and typical, we’re talking about 2.5 gigabytes, up to 10 gigabytes. So we’ve been able to perfect over the last several years, a whole set of solutions and capabilities that are very much attuned to our customers’ needs and abilities to deliver very high-speed connectivity within their core network. And the opportunity we see here is to take that expertise and deploy it further through the network out toward the edge. So in a sense, it’s not a statement about us getting out of one market and into another, it’s really an opportunity to leverage what we’ve learned in delivering these kind of powerful optical solutions for the core of the network and extend that capability much further in a much broader solution for our customers.

Daniel Smith, Sycamore Networks

If I could conclude, we really focus more on the application and then map the delivery mechanism for that application being on the access of the core and their different technologies that are more appropriate in terms of doing that of so we don’t view them as Kevin said as one versus the other, but they’re really part of a broad approach to meeting the needs of those broadband applications.

Tim Savageaux, Merriman

Okay. Fair enough. And then the one follow up is, I guess, you mentioned that revenues were 80% domestic and tier 1 wireline and wireless, and then the two representative customers you gave were Telstra and the FAA. I wondered if you might be able to take another shot at that in terms of addressing sort of the 80% domestic business or the tier 1 wireless wireline commentary and give us a sense of where that traction would be.

Richard Gaynor, Sycamore Networks

Well, I’ll give you a little bit of color if I can on domestic and international and some color on concentration. I’ll then ask either Dan or Kevin to talk about the wireline versus wireless sort of view. In FY05, Eastern had $61.6 million of total revenue, of that, 83% was through direct channels, 17 through indirect channels, 83% was domestic, 17% was international. I’ll also give some customer concentration. Their largest customer — their top four customers constituted 52% of their total revenue. Now, of those customers, the only ones that we are at liberty to discuss is the FAA — FAA, which is serviced through Harris and Telestra, the others we are not yet at liberty to discuss. With that, I’ll hand it over to Dan to talk about wireline versus wireless.

Kevin Oye, Sycamore Networks

Actually, Tim, as a follow-on to that, I think Rick eluded to it, it turns out that due to confidentiality agreements that Eastern has signed with their customers, we’re not able to disclose in a public forum the specific customers and that’s why we have to be kind of broad and say they are tier 1 wireless and wireline customers. But, you would recognize the applications that these people are deploying their products into as applications that would be found in tier 1 wireless and wireline carriers here in North America as well as outside even though the ones that we cited were, primarily, one outside of the US obviously and one was an enterprise application. So hopefully that gives you a little bit more color if you think about where would you see those kinds of applications deployed, you would typically find them in tier 1 wireless and wireline applications.

Operator

Ladies and gentlemen, as a reminder to register for a question, please press the one followed by the four. Our next question comes from the line of Subu Subramanyan of Sanders Morris.

Subu Subramanyan, Sanders Morris

I wanted to go back to some of your initial comments about the industry including opportunity. Is this consistent with the things you’ve been saying in the last couple of quarters, or is there anything further you’ve seen since our last conference call. Just trying to get a sense for that. And also in terms of overlap, I know you’re not talking about specific customers at this point, but is there customer overlap for you guys currently with Eastern Research? Thanks.

Daniel Smith, Sycamore Networks

Okay. Well, Subu, I think the — in our existing tier 1 customers, we have been saying for the last several quarters, we’re seeing increased demand for capacity expansion in response to worldwide growth and broadband networking applications and services. So I think there’s nothing different here or inconsistent with what we’ve been saying for the last several quarters on that side. With respect to overlap, there is no overlap between the products of Eastern Research and those of Sycamore. We share some common customers, but there is no product overlap or no application overlap.

Richard Gaynor, Sycamore Networks

We would view those more as cross-selling opportunities than overlapping product line.

Operator

Our next question comes from the line of Marcus Kuperschmit from Lehman Brothers.

Marcus Kuperschmit, Lehman Brothers

Good afternoon guys.

Daniel Smith, Sycamore Networks

Good afternoon.

Kevin Oye, Sycamore Networks

Hi, Marcus.

Marcus Kuperschmit, Lehman Brothers

I guess my first question is can you help us understand why is this — help us understand the timing now. You’ve been looking at strategic options for a while now.

Daniel Smith, Sycamore Networks

Okay. Well, I think when we talked about in our opening remarks, I think there’s a number of things that have transpired overtime here. I think the first is looking at the consolidations that’s happened among service providers. I think with that well under way, you start getting some clarity as to who the players are going to be going forward and then secondarily what their thinking is going to be about with respect to applications and how they approach the buildout of their networks. The second piece, I think the regulatory environment in the U.S. and this is a U.S.-centric comment, doesn’t really apply internationally but having clarity of the direction of where the regulatory environment is going to be has also been very, very helpful, because the confusion that’s been in the system for a number of years has proved to be very detrimental to the investment decisions being made, or in this case, not being made by people as a result of that. And the third piece is gaining some comfort with respect to broadband applications and where they’re going. Clearly, broadband networking, this is not a new phenomenon, it’s been around for some time. And I think when people use the word broadband, the knee-jerk reaction is broadband equals a DSLAM, well I think there’s a lot more to broadband than DSL. And, that’s gaining some confidence and direction on that side so that’s really what’s behind this thinking. And as we look at it, we believe that there are significant opportunities as time unfolds, despite the ongoing changes that will happen in the industry and we view this as the first step towards capitalizing on those opportunities.

Marcus Kuperschmit, Lehman Brothers

Okay. And just help us understand a little bit more about what’s in the Eastern Research graphic base because after knowing them, and of the business for a while now, my sense is, there’s some optical, there’s some cross connect, there’s plenty of legacy products, things like M13 muxes which I don’t think we qualify as necessarily a high growth, broadband product focus product. So can you help us understand how much of the revenues is really focused on the broadband and kind of where, how you overall think about this revenue bucket that you’re buying now?

Kevin Oye, Sycamore Networks

That’s a good question, Marcus. It turns out there’s two ways to look at Eastern. One is for the current products they sell today, and the second piece is to think about what we may be able to do with that as a starting point, both the base and the products going forward. So, I think you’ve identified some of the traditional market segments that they have products deployed into. What’s been intriguing to us as a company, is that as they have applied themselves to those customer segments, they have found unique ways to take the application and refine their delivery of the solution in that application in ways that make their product more useful and more valuable to their customers. And our view going forward is that combined, there may be interesting ways in which we can then create a more powerful solution for the customers, with the two companies together that will be much more compelling and much more valuable to the customers as they evolve their networks to take up the higher capacity needs that the kind of broadband applications that Dan referred to are going to place on these networks. So, the way to think about it is not so much as the historical base of where they’ve been, that’s a good place to say how they got there, but the more interesting thing is where can you take. And that’s the piece, that I think all of us here at Sycamore are excited about joining forces with them to actually make happen.

Operator

Our next question comes from the line of Michael Genovese of Citigroup.

Michael Genovese, Citigroup

Thanks a lot. So, Dan and Kevin, the first question is for you guys. You talk about the products being complementary, but to what extent do you see when carriers are doing RFPs, making evaluation decisions, to what extent is the same decision maker going to be looking at sort of the remote access networking backhaul and the core optical switch, and then also, to what extent are they going to be looking at some of these cross connect products and the core optical switch. So really how tied together are these products in your view? Do you really think you can put a solution together where a customer will be buying both core Sycamore products, as well as some of these access products in the same go or do you think there’s separate decision makers making those decisions?

Kevin Oye, Sycamore Networks

Mike, that’s a very good question. We have no illusion that customers are going to change their buying behavior, where all of a sudden they are going to buy monotonic optical switch networks with access networks. I think what we are seeing as an opportunity, though, is to leverage much of the knowledge and intellectual insight that we’ve gained by building switches in the core to apply many of those same principals to create the same value in the access networks. Maybe over time, you may find network operators who will and in fact, we have a couple customers that fit the T, where they will be able to understand buying a holistic solution of optical switches and access is a valuable thing. But we also see an opportunity to just apply the technology, the principals, and the insight that we’ve gained through core switching opportunities through access networks and we will continue to sell those, of course, to decision makers who may focus on access solutions as opposed to optical switching ones.

Daniel Smith, Sycamore Networks

I think if I can add to that, we have a number of customers who have asked us for solutions in this space. And again, not just providing a box, but really extending the network. So a significant part of our thinking here is coming from, or contributing to our thinking has come from feedback from our customers. Every customer won’t have the same buying methodology as others, but we’re seeing more than a handful who are looking for this kind of solution, a broader solution.

Michael Genovese, Citigroup

Okay, thanks. And my next question is probably for Rick. When you talk about the deal being accretive by 12 months after the close, so that’s basically fiscal ‘07 I think we’re talking about, by the end of fiscal ‘07. Are you talking about the accretion on a quarterly basis, by say the fourth quarter of fiscal ‘07, or are you talking about a full year basis for fiscal ‘07?

Richard Gaynor, Sycamore Networks

We’d be talking about the fourth quarter for FY07?

Michael Genovese, Citigroup

And, does that imply then that it could be dilutive for the full year then?

Richard Gaynor, Sycamore Networks

Yes. We believe we’ll be hitting that cross over point approximately in our fourth quarter next fiscal year.

Operator

Our final question is a follow up from the line of Hasan Imam. Please proceed with your question.

Hasan Imam, Thomas Weisel

Yes, thank you. One more follow up. In terms of gross margins, typically in telecom equipment, you see access having lower margins than the core of the network, would that be the case with this new acquisition? Could you add some color to that, please? Thank you.

Kevin Oye, Sycamore Networks

That’s a good one. I think Rick actually mentioned in his remarks that Eastern’s gross margins are actually above what you would have previously thought for access network and it’s probably indicative of the kind of value they have been able to create for their customers. So, Rick I believe, we are saying in the 2005 time frame, the gross margins were in the 62% and the year before that, 2004, they were around 58. So those are high gross margins, particularly for access products, but I think that’s indicative of the kind of value that Eastern has been able to generate for their customers.

Hasan Imam, Thomas Weisel

So, is this software content in the product higher or are they also selling a lot of applications?

Kevin Oye, Sycamore Networks

It’s a combination of software, hardware, and also just good, solid systems engineering to be responsive to the customer needs.

Hasan Imam, Thomas Weisel

Thank you.

Daniel Smith, Sycamore Networks

I think as Kevin covered earlier, they’ve been particularly attentive to the needs of customers and designing in unique capabilities from listening to those customers’ needs into their products. So a combination of that listening combined with software content has been a driver for their success in that area.

Operator

Mr. Larson, I will turn the call back over to you.

Scott Larson, Sycamore Networks

Thank you, operator. As a reminder, an audio replay of this call will be available for 48 hours beginning tomorrow morning on the investor relation section of our Web site, www.sycamorenet.com. In addition, an archive red version of the conference call will also be available on Sycamore’s Web site. We’d like to thank you all for joining us today and if you have any additional questions, please feel free to contact us.

Operator

Ladies and gentlemen, that does conclude the conference call for today. We thank you for your participation and ask that you please disconnect your lines.

FORWARD LOOKING STATEMENTS

Except for historical information contained in this transcript, statements made in this transcript are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (“PSLRA”). A forward-looking statement is a statement that is not a historical fact and, without limitation, includes any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like: “believe,” anticipate,” “expect,” “estimate,” “project,” “will,” “shall” and other words or phrases with similar meaning. We claim the protection afforded by the safe harbor for forward-looking statements provided by the PSLRA. Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from the results contained in the forward-looking statements. Risks and uncertainties that may affect our ability to consummate the transactions described in this transcript or that may cause actual results to vary materially, some of which are described within the forward-looking statements include, among others: (1) we may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause us to abandon the merger; (2) the shareholders of Allen Organ and Eastern Research, Inc. may not approve and adopt the merger agreement and the transactions contemplated by the merger agreement at the special shareholder meetings; (3) we may not be able to obtain the insurance coverage contemplated by the merger agreement, or even if obtained, we may not be successful in pursuing claims under such policies; (4) we may be unable to complete the merger or completing the merger may be more costly than expected because, among other reasons, conditions to the closing of the merger may not be satisfied; (5) problems may arise with the ability to successfully integrate the businesses of the Company and Eastern Research, Inc., which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may not be able to achieve the expected synergies from the merger or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from our expectations; (8) the combined company may be adversely affected by future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors.

The risks included here are not exhaustive. The annual reports on Form 10-K, the quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed by the Company with the SEC include additional factors that could impact our businesses and financial performance provided in the section entitled Factors that May Affect Future Results in Management Discussion and Analysis of Financial Conditions and Results of Operations. In addition, we disclaim any obligation to update any forward-looking statements to reflect events or circumstances that occur after the date of this document, except as may be required by law.

ADDITIONAL INFORMATION ABOUT THE TRANSACTIONS

AND WHERE TO FIND IT

Sycamore intends to file with the SEC a prospectus/proxy statement and other relevant materials in connection with the proposed transactions. The prospectus/proxy statement will be mailed to the stockholders of Allen Organ and Eastern Research. Investors and security holders of Allen Organ and Eastern Research are urged to read the prospectus/proxy statement and the other relevant materials when they become available because they will contain important information about Sycamore, Allen Organ, Eastern Research and the proposed transactions. The prospectus/proxy statement and other relevant materials (when they become available), and any other documents filed by Sycamore with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Sycamore by contacting Sycamore Investor Relations at 978-250-3460. Investors and security holders may obtain free copies of certain relevant documents from Allen Organ by contacting Allen Organ Investor Relations at 610-966-2202. Investors and security holders of Allen Organ and Eastern Research are urged to read the prospectus/proxy statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transactions.